BLACKSTONE ~~VENTURES~~ INC.

FORM 51 – 102F1

MANAGEMENT DISCUSSION AND ANALYSIS
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2004

November 2, 2004

This Management's Discussion and Analysis is as of September 30, 2004 and supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company and the notes thereto. Consequently, the following discussion and analysis of the financial condition and the results of operations for Blackstone Ventures Inc. ("Blackstone" or the "Company "), should be read in conjunction with the unaudited interim consolidated financial statements for the period ended September 30, 2004 and related notes therein, which have been prepared in accordance with the Canadian generally accepted accounting principles, consistently applied.

Additional information, including audited consolidated financial statements, and the notes thereto, for the year ended December 31, 2003, can be found on SEDAR at www.sedar.com

Overall Performance

Blackstone Ventures Inc. (the Company) is a junior mineral exploration company engaged in the exploration of mineral properties in Norway, Nunavut, Ontario and Quebec. Since the end of the 2nd quarter, diamond drilling programs were completed at the Espedalen property in Norway and the James River project in Nunavut. In addition, the company announced the appointment of Bipin Ghelani, CA as the Chief Financial Officer. The Company continues to focus its exploration activities and financial resources on the Espedalen and Vakkerlien nickel properties in Norway. Blackstone trades on the TSX Venture Exchange under the symbol BLV.

The 2004 exploration budget represents a significant increase over exploration expenditures incurred in 2003 largely due increased expenditure commitments to the Espedalen and Vakkerlien projects. In August, 2004 the company announced that it completed a brokered private placement financing with Canaccord Capital Corporation for gross proceeds of $1,504,000. An additional financing of $630,000 was secured through a non-brokered private placement completed in September.

Exploration Overview 2004

The Espedalen and Vakkerlien properties are under option to Blackstone Ventures from Sulfidmalm A/S, a wholly owned subsidiary of Falconbridge Limited. During the 1st quarter, airborne magnetic and EM surveys were flown over both properties and a ground-based UTEM geophysical survey has been carried out at Espedalen. The company completed an 1840 meter drilling program during the 2nd and 3rd quarters to test 13 geophysical anomalies coincident with favourable geology and/or nickel sulphide occurrences outlined by the geophysical surveys.

Wolfden Resources Inc. informed the company in August that six diamond drill holes totaling 1327 meters tested 2 targets on the James River property. The property is under option to Wolfden and is strategically located within the High Lake greenstone belt approximately 7 kilometers south of the High Lake VMS deposit (5.3Mt grading 4.05% Cu, 2.36% Zn, 1.76 g/t Au, 31.73 g/t Ag) and 40 kilometers north of the Ulu gold deposit (1.16Mt grading 11.2 g/t Au). The drill holes intersected VMS style alteration and mineralization with trace base metal values.

On June 3, the Company announced that it had arranged to purchase a 97% interest in Kenbridge Nickel Mines Ltd. from Falconbridge Limited ("Falconbridge"). The main asset of Kenbridge Nickel Mines Limited is the Kenbridge deposit; a partially developed, gabbro-hosted, nickel-copper deposit located approximately 70 kilometres east-southeast of Kenora, Ontario. Late in the 2nd quarter, the Company began compiling the historical data for the project and anticipates commencing an airborne geophysical survey early in the 3rd quarter.

In addition to the company's ongoing exploration activities, the company announced the appointment of Bipin Ghelani as Chief Financial Officer. Mr. Ghelani has over 30 years experience in financial, accounting and taxation matters. He has managed his own accounting firm and has held senior positions with several international accounting firms including Deloitte & Touche and Pricewaterhouse Coopers. Mr. Ghelani is an excellent addition to the Blackstone management team and we look forward to his contributions toward the growth of the Company.

Financial Overview

Financial losses for the first nine months of 2004 were up significantly over the losses incurred in the nine months ended June 30, 2004. Revenue was generated from the exercise of warrants and options. The Company participated in two financings during the nine month period raising in excess of $2,000,000. However, due to the acquisition of the Espedalen and Vakkerlein properties, exploration costs are higher than the same period last year. Administration expenses also increased as a result of the acquisition of these properties. Management fees and support costs increased as did transfer agent and share communications and travel and promotion. Included in these expenses are the costs of attending trade shows to promote the Company's newest property acquisitions. The Company's policy of using fair-value for share-based compensation expenses increased the net loss by $212,900 in 2004. There was no share-based compensation in the same period last year.

The Company's working capital as at September 30, 2004 was $1,812,164 comprised of cash, sundry receivables and prepaid expenses, compared to $1,001,289 as at December 31, 2003. The Company completed financings of $1,504,000 and $630,000 during the nine month period, this less with increased exploration expenditures on the Norway properties along with increased administration expenses, resulted in the increase in working capital.

Results of Operations

The Company incurred a net loss in the nine months ending September 30, 2004, of $548,297 ($0.01 per share) compared to a net loss of $761,321($0.01) in the nine months ending September 30, 2003. The current quarter ending September 30, 2004 loss was $157,426 compared to $76,593 for the same three month period of 2003. Share based compensation, $212,900 and an increase in administration expenses of $197,000 created a larger loss before extraordinary items than the previous year.

Support services increased to $108,430 (2003 - $34,016) for the nine month period and to $51,317 (2003- $28,064) for the nine month period ending September 30, 2004. This was a result of additional staff and expenses required for the operation of the company. Management fees, $63,390 (2003 - $46,746) for the nine month period and $15,480 (2003-$23,096) for the current three month period, were higher due to a change in fee structure and generally higher expenditures overall. Share-based compensation expense is related to the fair market value of stock options which vest during the period. Compensation expense is only recognized when the stock options become exercisable.

Transfer agent and shareholder communications increased by $60,258 over last year to $78,010 for the nine month period and by $24,898 to $27,189 over the three month period ending September 30, 2003. Travel and promotion also increased to $43,021 in 2004 from $7,135 in 2003. The increase in costs was due to a significant increase in expenses incurred in the promotion and acquisition of the Espedalen and Vakkerlein properties.

Mineral property write-offs (Ursus and GT Claims) of $205,366 and a write down in the Monster Copper investment of $415,329 occurred in the nine months ended September 30, 2003. No write-offs occurred in the same period 2004. No mineral property write-offs occurred during the nine month period ending September 2004.

Exploration expenditure costs totalled $1,231,325. The major portion of these expenditures, $1,198,637, was required for the exploration of the Espedalen and Vakkerlein properties.

The consolidated financial statements contain a schedule of Mineral Property Expenditures showing all acquisition and exploration costs from inception to the end of the current quarter. Refer to the notes to the financial statements for additional details regarding joint venture agreements for each property.

Summary of Quarterly Results

The following table summarizes information regarding the companies operations on a quarterly basis for the last two fiscal years (Please note that Blackstone Ventures Inc. changed its year end reporting from March 31 to December 31 effective December 31, 2003):

		Before Extraordinary Items			After Extraordinary Items		
Quarter	**Revenue**	**Loss**	**Per Share**	**Per Diluted Share**	**Loss**	**Per Share**	**Per Diluted Share**
Sept 30, 2004	$ 0	157,426	$ 0.01	$ 0.01	$ 157,426	$ 0.01	$ 0.01
June 30, 2004	0	290,829	0.01	0.01	290,829	0.01	0.01
Mar 31, 2004	0	100,042	0.01	0.01	100,042	0.01	0.01
Dec 31, 2003	0	212,155	0.01	0.01	317,655	0.02	0.02
Sept 30, 2003	0	76,593	0.01	0.01	76,593	0.01	0.01
June 30, 2003	0	37,348	0.01	0.01	37,348	0.01	0.01
Mar 31, 2003	0	118,495	0.01	0.01	726,176	0.06	0.06
Dec 31, 2002	0	91,811	0.01	0.01	78,797	0.01	0.01
Sept 30, 2002	0	73,153	0.01	0.01	60,139	0.01	0.01
June 30, 2002	0	30,958	0.01	0.01	30,958	0.01	0.01

Expenditures have increased in 2004 due to increased publicity and promotion of the Norwegian Properties as mentioned through out the discussion. Any property abandonment's being taken into account in the March 2003 and December 2003 periods. First two quarters of 2004 are higher due to increased publicity and promotion as mentioned though out this discussion.

Liquidity and Capital Resources

Blackstone Ventures Inc. has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

Blackstone Ventures Inc. is very dependent upon personal efforts and commitments of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Blackstone could result and other persons would be required to manage and operate the Company

The Company's working capital as at September 30, 2004 was $1,812,164 comprised of cash, prepaid expenses and sundry receivables compared to $1,001,289 the fiscal year end. Current working capital should be sufficient for the 2005 fiscal year at the budgeted levels of expenditures.

The Company's issued and outstanding shares were 20,381,918 at December 31, 2003. There were two private placements conducted during the nine month period (4,822,857 shares) and the exercise of share purchase warrants and options (675,000) and shares issued for mineral properties and interest (157,150) increased the Company's issued and outstanding shares to 28,082,350.

The Company issued 1,330,000 director and employee stock options during the period, These options are exercisable at $0.52 and expire on April 2009. An additional 175,000 options were granted during the period, these are exercisable at $0.40 and expire on September 29, 2009. A total of 2,355,000 director and employee options exercisable before September 2009 remain outstanding. As well, 5,903,863 share purchase warrants remain outstanding as at September 30, 2004. If all remaining options and warrants are exercised, a maximum of $3,641,350 will be added to Blackstone's treasury and the outstanding shares will total 36,341,213.

Risk Factors

Industry

Exploring and developing mineral resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors which could impact them, and employs experienced consulting, engineering, insurance and legal advisors to assist in its risk management reviews.

Metal Industry

At present the principal activity of the Company is the exploration and development of nickel resource properties. The feasible development of such properties is highly dependent upon the price of nickel. A sustained and substantial decline in commodity nickel prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties. Although such prices cannot be forecasted with certainty, the Company carefully monitors factors which could affect silver commodity prices in order to assess the feasibility of its resource properties.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements

Transactions with Related Parties

During the nine month period ending September 30, 2004, the Company reimbursed McGillicutty Management Corp., a company owned by a director and officer of the company, $63,390 (2003 -- $46,746) for management fees and administration expenses.

Proposed Transactions

There are no proposed transactions which will materially affect the Company's performance. The Company has a business plan that includes identifying exploration projects, conducting initial exploration then optioning the project to a partner. Acquisitions and dispositions are an essential and on-going part of this plan.

Critical Accounting Estimates

Not applicable

Changes in Accounting Policies Including Initial Adoption

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants on accounting for share-based compensation of employees and non-employees during this fiscal year. These recommendations established the standards described in the Notes to the consolidated financial statements for the measurement, recognition and disclosure of compensation and other costs arising from the issue of share purchase options and other share-based payments to employees and non-employees. The Company accounted for these recommendations on the retroactive basis.

Financial Instruments and Other Instruments

The Company does not employ a hedging strategy or a foreign exchange protection strategy. All of the Company's expenses are denominated in Canadian dollars.

Other Requirements

The Company has filed an alternate form of Annual Information Form on SEDAR at www.sedar.com. The Company also files on all material properties, press release and material change reports on SEDAR. Additional information about the Company can be accessed at the Company's website (www.blv.ca)

Additional Disclosure for Venture Issuers without Significant Revenue

Please refer to the Statement of Loss and Deficit and Statement of Mineral Property Expenditures in the June financial statements regarding the components of general and administrative and exploration costs for the Company.

Disclosure of Outstanding Share Data

Please refer to Note 4 of the June financial statements

BLACKSTONE VENTURES INC.

Consolidated Financial Statements
Nine Months Ended September 30, 2004
(Unaudited – prepared by management)

FORM 51 – 102F1

BLACKSTONE VENTURES INC.

Consolidated Balance Sheet
September 30, 2004
(Unaudited - prepared by management)

	September 30 2004	December 31 2003
ASSETS		
Current		
Cash	$ 1,611,181	$ 1,158,112
Accounts receivable	9,799	8,455
Mineral property advances (Note 2)	199,080	430,000
Prepaid expenses	4,032	11,914
	1,824,092	1,608,481
Investment in Monster Copper Resources Inc (Note 2)	214,234	214,234
Capital Assets, net of accumulated amortization of $ 9,183 (2003-$ 8,992)	235	385
Mineral Properties (Note 3)	1,690,181	433,356
	$ 3,728,742	$ 2,256,456
LIABILITIES		
Current		
Accounts payable	$ 11,928	$ 573,012
Payable to related parties (Note 6)	--	34,180
	11,928	607,192
SHAREHOLDERS' EQUITY		
Share Capital (Note 4)	8,797,424	6,394,477
Contributed Surplus (Note 4)	237,525	24,625
Deficit	(5,318,135)	(4,769,838)
	3,716,814	1,649,264
	$ 3,728,742	$ 2,256,456

APPROVED BY THE BOARD

"Donald A. McInnes" Director

"John Greig" Director

BLACKSTONE VENTURES INC.

Consolidated Statement of Loss & Deficit
Nine Months Ended September 30, 2004
(Unaudited - prepared by management)

	Three Months Ended September 30		Nine Months Ended September 30	
	2004	**2003**	**2004**	**2003**
Expenses				
Amortization	$ 50	$ 100	$ 150	$ 175
Interest and bank charges	294	11	5,065	112
Legal and audit	1,784	9,114	9,906	19,595
Management fees (Note 6)	15,480	23,096	63,390	46,746
Office services and support costs	51,317	28,042	108,430	34,060
Rent	10,285	7,157	23,282	11,249
Share-based compensation	28,750	--	212,900	--
Transfer agent and shareholder communications	27,189	2,291	78,010	17,752
Telephone	2,515	1,748	6,170	3,802
Travel and promotion	20,179	5,034	43,021	7,135
Loss Before the Following	157,843	76,593	550,324	140,626
Interest Income	(417)	--	(2,027)	--
Write down of Investment	--	--	--	415,329
Mineral Property Interests Abandoned	--	--	--	205,366
NET LOSS	157,426	76,593	548,297	761,321
Deficit, Beginning of Period	5,160,709	4,464,996	$ 4,769,838	3,780,268
Deficit, End of Period	$ 5,318,135	$ 4,541,589	$ 5,318,135	$ 4,541,589
Loss Per Share	$ 0.01	$ 0.01	$ 0.01	$ 0.01
Weighted Average Shares	28,082,350	15,535,680	28,082,350	15,535,680

BLACKSTONE VENTURES INC.

Consolidated Statement of Cash Flows
Nine Months Ended September 30, 2004

(Unaudited - prepared by management)

	Three Months Ended September 30		Nine Months Ended September 30	
	2004	2003	2004	2003
Cash Flows Used for Operating Activities				
Cash paid to suppliers	$ (470,572)	$ (174,298)	$ (730,356)	$ (173,516)
Cash Flows Used for Investing Activities				
Mineral property expenditures				
Joint venture reimbursement	--	47,425	--	47,425
Acquisition costs	(25,500)	--	(25,500)	--
Exploration costs	(630,928)	(36,823)	(1,231,325)	(36,823)
	(656,428)	10,602	(1,256,825)	10,602
Cash Flows From Financing Activities				
Warrant and options exercised	320,470	292,250	418,970	292,250
Shares issued for cash	2,021,280	--	2,021,280	--
	2,341,750	292,250	2,440,250	292,250
Increase (Decrease) in Cash	1,214,056	128,554	453,069	129,336
Cash, Beginning of Period	397,125	231	1,158,112	182
Cash, End of Period	$ 1,611,181	$ 129,518	$ 1,611,181	$ 129,518
Supplemental Information				
Shares issued for mineral properties	25,500	--	25,500	--
Shares issued as interest payment	4,719	--	4,719	--

BLACKSTONE VENTURES INC.

Consolidated Statement of Mineral Property Expenditures
Nine Months Ended September 30, 2004
(Unaudited - prepared by management)

	Premier	James River	Norway	Kenbridge	Other	Total
Balance, March 31, 2003	$ 3,718	$ 256,522	$ --	$ --	$ --	$ 260,240
Acquisition costs	--	22,500	9,920	--	--	32,420
Exploration expenditures						
Camp costs	--	--	128	--	--	128
Geology and engineering	330	13,417	42,589	--	5,496	61,832
Geophysical	--	--	80,472	--	--	80,472
Management fees	--	--	19,829	--	--	19,829
Miscellaneous	--	--	1,346	--	--	1,346
Travel	--	--	27,280	--	--	27,280
Staking	--	--	2,730	--	--	2,730
Total Exploration expenditures	330	13,417	174,374	--	5,496	193,617
Exploration expenditure recoveries	--	(47,425)	--	--	--	(47,425)
Interests abandoned	--	--	--	--	(5,496)	(5,496)
Balance, December 31, 2003	4,048	245,014	184,294	--	--	433,356
Acquisition costs	--	25,500			--	25,500
Exploration expenditures						
Consulting	--	--	219,406	--	--	219,406
Drilling & coring	--	--	137,983	--	--	137,983
Field expenses	--	--	29,571	--	--	29,571
Freight	--	--	9,926		--	9,926
Geology and engineering	350	2,100	22,936	16,562	2,900	44,848
Geophysics -- airborne	--	--	282,287	--	--	282,287
Geophysics -- land	--	--	106,655	--	--	106,655
Management fees	35	210	118,786	1,015	140	120,186
Property maintenance	--	--	78,845	--	--	78,845
Support costs	--	324	5,694	3,763	--	9,781
Travel	--	--	176,294	4,097	1,192	181,583
Vehicle, equipment lease	--	--	10,254	--	--	10,254
Total Exploration expenditures	385	2,634	1,198,637	25,437	4,232	1,231,325
Balance, September 30, 2004	$ 4,433	$ 273,148	$ 1,382,931	$ 25,437	$ 4,232	$ 1,690,181

BLACKSTONE VENTURES INC.

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited - prepared by management)

1. OPERATIONS AND GOING CONCERN

The company was incorporated on June 6, 1985. It conducted oil and gas operations from incorporation to 1991, was inactive from 1992 to 1994 and commenced mineral property explorations in 1995. In 2001 the company consolidated its shares on a 2.5 to 1 basis and changed its name to Blackstone Ventures Inc. The company's common shares are listed for trading on the TSX Venture Exchange under the symbol BLV

During 2003 the company changed its year end from March 31 to December 31.

These financial statements have been prepared on the basis that the company is a going concern, which presumes that the company will continue operations for the foreseeable future and will be able to realize assets and discharge of liabilities in the normal course of business. The ability of the company to continue as a going concern is therefore dependent on obtaining additional financing through the issue of treasury shares and from loans and on meeting the requirements, from time to time, of any lenders. These financial statements do not include the adjustments that would be necessary if the going concern assumption was not appropriate.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which include the following significant policies:

Consolidation

These consolidated financial statements include the accounts of the company and its wholly – owned subsidiary Blackstone Alaska, Inc. (Alaska).

Mineral Properties

The company's mineral property interests are composed of mineral properties owned by the company and rights to ownership of the mineral properties which the company can earn through payments, incurring exploration expenditures and combinations thereof. The company's ownership and rights to property ownership are described in Note 3.

The company accounts for its mineral property interests whereby costs relative to the acquisition of, exploration for and development of these interests are capitalized by property. All sales and option proceeds received are first credited against the costs of the related interest, with any excess credited to earnings. No gains or losses are recognized on the partial sale or disposition of interests except in circumstances which result in significant dispositions of reserves. Once commercial production has commenced, these net costs are charged to future operations using the unit-of-production method based on estimated recoverable reserves by property. The net costs related to abandoned properties and interests are charged to earnings.

BLACKSTONE VENTURES INC.

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited - prepared by management)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Properties (continued)

The amounts shown for mineral properties and related costs represent acquisition, holding and exploration costs and do not necessarily represent present or future recoverable values.

The recoverability of these amounts are dependent upon the confirmation of economically recoverable reserves, the ability of the company to obtain the necessary financing to successfully complete their development and to meet the requirements, from time to time, of lenders who are providing this financing and upon future profitable production.

Capital Assets

Capital assets are recorded at cost. Amortization is recorded using the declining balance method at an annual rate of 30%.

Share-based Compensation

The company issues options to purchase shares under the terms described in Note 9.

When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant is recognized as a compensation expense with a corresponding increase in contributed surplus, over the period during which the related options vest. When options to purchase shares are issued to non-employees in return for goods or services, the fair value of the options issued is recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the good or services are received or are expected to be received.

The consideration received on the exercise of share options is credited to share capital.

BLACKSTONE VENTURES INC.

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited - prepared by management)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The company follows the liability method of accounting for income taxes. Using this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the company and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the changes occurs. A future income tax assets is recorded when the probability of the realization is more likely than not.

Loss Per Share

The basic loss per share is calculated on the basis of the weighted average number of common shares of the company that were outstanding in each reporting period. The diluted loss per share, which is disclosed only if dilutive, includes the potential dilution from share purchase options, calculated using the treasury stock method, in the weighted number of shares.

Accounting Changes

The company changed its year end from March 31 to December 31 in 2003. During the fiscal year ending December 31, 2003, the company adopted the new accounting recommendation of the Canadian Chartered Accountants with respect to accounting for share-based compensation. These recommendations established standards described in Note 6 for the measurement, recognition and disclosure of compensation and other costs arising from the issue of share purchase options and other share based payments to employees and non-employees. The company has accounted for these recommendations on the prospective basis.

Investment in Monster Copper Resources

The company acquired 1,256,938 shares of Monster Copper Resources Inc. (MCR) on July 31, 2001 when it granted MCR an option to purchase all of its interests in the Monster and Ogilvie properties. The company's investment in MCR was originally valued at $314,234, representing the deemed price of the acquisition, and was written down by $100,000 on December 31, 2003 to reflect the estimated fair value of the shares.

Mineral Property Advances

These advances represent payment made to Falconbridge Limited for the company's share of future exploration expenditures to be incurred on the Norway mineral properties.

BLACKSTONE VENTURES INC.

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited - prepared by management)

3. MINERAL PROPERTY INTERESTS

NORWAY

Espedalen and Vakkerlein

On August 15, 2003, the company entered into an option and joint venture agreement with A/S Sulfidmalm, a wholly owned Norwegian subsidiary company of Falconbridge Limited, to acquire a 60% interest in the Espedalen and Vakkerlein projects in Norway. Under the terms of the agreement the company is required to fund minimum cumulative expenditures on the properties as follows:

Completion Date	Espedalen		Vakkerlein	
September 30, 2004	$300,000	(completed)	$300,000	(completed)
September 30, 2005	$800,000		$800,000	
September 30, 2006	$1,400,000		$1,400,000	
September 30, 2007	$2,250,000		$2,250,000	

The company has agreed to fund a minimum of $750,000 in expenditures during the first year, subject to the successful completion of financing for the project by December 31, 2003 (completed). Upon the company completing the expenditures and earning the 60% interest, a joint venture will commence and A/S Sulfidmalm will have an option to participate at the 40% level or exercise right to earn a 60% interest by incurring 220% of the company's exploration expenditures within two years.

A/S Sulfidmalm has agreed to subscribe for shares equal to the following consideration while the agreement remains in good standing:

- 25% of the total expenditures in the approved budget for the first year
- 20% of the total expenditures in the approved budget for the second year
- 15% of the total expenditures in the approved budget for the third year
- 10% of the total expenditures in the approved budget for the fourth year

The price determined by the company for the number of shares to be issued will be no higher than the trading price on the TSX Venture Exchange or for any other private placement made in the company within the 30 days prior to the issue of the shares.

BLACKSTONE VENTURES INC.

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited - prepared by management)

3. MINERAL PROPERTY INTERESTS (continued)

NUNAVUT

James River

In 2002, the company entered into an option agreement with Hunter Exploration Group to earn an 80% interest in four Spider properties covering approximately 205,000 acres in the Coronation Gulf area, Nunavut for the following consideration:

- reimbursement of staking costs of $1.10 per acre (paid)
- minimum exploration expenditures of $1,680,000
- issue 170,000 common shares upon regulatory approval of the agreement (issued) and an additional 150,000 common shares on each of April 11, 2003 (issued), 2004 (issued) and 2005.
- advance royalty payments of $42,500 payable on December 31, of each year.

The company may earn a further 10% interest by incurring additional exploration expenditures of $3,400,000 prior to December 31, 2009.

In June 2003, the company amended the terms of its option on the James River property with Hunter Exploration Group. Under the revised terms Blackstone can earn a 90% interest in the property, subject to a 2% NSR, by :

- issuing 450,000 common shares by December 31, 2005
- expending $1,000,000 on exploration by December 31, 2005

Hunter Exploration Group will retain a 10% participating interest in the property but will not be required to fund its share of expenditures until a total of $10 million has been expended on the property. Advance NSR royalty payments are $10,000 on December 31, 2004 and $25,000 payable December 31 of each year thereafter.

On June 16, 2003 and amended on September 3, 2003, the Company entered into an option agreement with Wolfden Resources Inc. (Wolfden) pursuant to which Wolfden can earn a 70% interest in the property by reimbursing staking costs (paid), spending $2,500,000 in exploration on the property over a four year period, including $1,000,000 prior to December 31, 2005, and making final payment, in cash or the equivalent value in shares of $75, 000.

BLACKSTONE VENTURES INC.

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited - prepared by management)

3. **MINERAL PROPERTY INTERESTS (continued)**
ONTARIO

Kenbridge

On June 3, 2004 Blackstone Ventures Inc.(the Company) arranged to purchase a 97% interest in Kenbridge Nickel Mines Ltd. from Falconbridge Limited (Falconbridge). The main asset of Kenbridge Nickel Mines Ltd. is the Kenbridge deposit, a partially developed, gabbro-hosted, nickel-copper deposit located approximately 70 kilometres east - southeast of Kenora.

Under the terms of the agreement, Falconbridge will also sell to the Company 50 wholly owned, patented mining claims in the area. The Company will purchase the assets by issuing 1.5 million units, each unit consisting of a common share and a two year common share purchase warrant in which each warrant entitles Falconbridge to purchase one further common share at $0.75 for one year and $1.25 for a second year. In addition, The Company will spend $10 million in exploration and development of the property by December 31, 2010. Should the Company expend less than $5 million or less than $3 million on the property by December 31, 2010, then Falconbridge will be granted a back in right to a 51% or 75% interest in the property, respectively. Falconbridge will retain a one time back-in right to acquire a 51% interest in any new deposits found on the property where tonnage exceeds 10 million tones and metal grades indicate economic viability at the time of assessment. In order to exercise the back-in, Falconbridge is required to expend two times the amount that the Company expended on the new discovery within a two year period. Falconbridge may elect to increase their interest to 70% by completing a bankable feasibility study. Falconbridge shall be entitled to receive concentrates from the property and shall be entitled to a net smelter royalty in any deposit in which it is not an active participant. The NSR payable shall be: 1% if nickel is below $4.00 per pound: 1.5% for nickel between $4.00 and $4.50; 2% from $4.50 to $5.00 and 2.5% if nickel is over $5.00.

QUEBEC

Premier

The company has staked a 38,600 acre mineral property in the Otish Mountain region of Central Quebec. As consideration for certain proprietary data on the property, the company has provided BHP Billiton Diamonds Inc. with the right to repurchase a 51% interest in the property by spending $4,000,000 on exploration over a four year period. The repurchase right will be granted once the company has incurred exploration expenditures of $1,000,000 and drilled five diamond holes during the next four years. BHP Billiton can earn an additional 9% interest by spending an additional $6,000,000 in exploration costs.

On January 14, 2002, the company granted Stornoway Diamond Corp. an option to acquire a 75% interest, subject to the repurchase right granted to BHP Billiton Diamonds Inc., in the Premier property by paying staking costs, incurring exploration expenditures of $1,000,000 over a four year period and funding the drilling of the first five diamond holes.

BLACKSTONE VENTURES INC.

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited - prepared by management)

4. **SHARE CAPITAL**

Authorized
100,000,000 common shares without par value

Issued and fully paid	Number of Shares	Amount
Balance, March 31, 2002	10,228,180	$ 4,522,985
Issued for mineral properties	170,000	28,900
Issued for cash	2,500,000	250,000
Balance, March 31, 2003	12,898,180	4,801,885
Issued for cash on the exercise of options and warrants	3,240,000	377,500
Issued for cash, net of issue expenses of $115,216	2,522,308	767,592
Issued for cash	1,071,430	375,000
Issued for conversion of note payable	500,000	50,000
Issued for mineral properties	150,000	22,500
Balance, December 31, 2003	20,381,918	6,394,477
Issued for cash on the exercise of options and warrants	2,720,425	393,470
Issued for mineral properties	150,000	25,500
Issued for interest on note payable	7,150	4,719
Issued for cash, net of issue expenses of $122,720	3,322,857	1,381,280
Issued for cash	1,500,000	630,000
Share issue expenses	--	(32,022)
Balance, September 30, 2004	28,082,350	$ 8,797,424

The company issues share purchase options to directors, officers and employees of the company and persons who provide ongoing services to the company under an incentive stock option plan and has reserved 2,579,635 shares for issue of share purchase options under this plan. The exercise price of share purchase options will be no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted. Options will normally vest at the rate of 25% on the date of the grant and 25% every six months thereafter. Options will expire no later than five years form the grant date, except that they will expire within ninety days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately).

BLACKSTONE VENTURES INC.

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited - prepared by management)

4. SHARE CAPITAL (continued)

Options	Number of Shares					Price Per Share	Expiry Date	Grant Date
	Balance December 31, 2003	Granted during the period	Exercised during the period	Balance September 30, 2004	Exercisable at September 30, 2004	Exercise price and grant date fair value		
Directors	204,000	--	204,000	--	--	$ 0.10	15/7/04	15/07/99
Employees	60,000	--	60,000	--	--	$0.10	15/7/04	15/07/99
Directors	356,000	--	--	356,000	356,000	$0.10	30/11/06	30/11/01
Employees	109,000	--	--	109,000	109,000	$0.10	30/11/06	30/11/01
Employees	420,000	--	35,000	385,000	385,000	$0.10	18/3/08	18/3/03
Directors	--	995,000	--	995,000	248,750	$0.52	1/4/09	1/4/04
Employees	--	335,000	--	335,000	83,750	$0.52	1/4/09	1/4/04
Officers	--	175,000	--	175,000	43,750	$0.40	9/29/09	9/29/04
	1,149,000	1,505,000	299,000	2,355,000	1,266,250			

Warrants	Number of Shares	Price Per Share	Expiry Date	Issue Date
	1,429,568	$0.45	19/12/05	18/12/03
	535,715	$0.45	29/12/05	19/12/03
	507,150	$0.10	31/12/04	13/12/03
	1,011,428	$0.60	5/8/05	5/8/04
	320,000	$0.54	5/8/06	5/8/04
	600,002	$0.55	5/8/06	5/8/04
	1,500,000	$0.50/$0.55	9/10/05/06	7/09/04
	5,903,863			

The company determines the fair value of the options granted during a year using the Black-Scholes option pricing model. The following assumptions were used in valuing the options granted during the year.

Average risk-free interest rate	2.5%
Expected share price volatility	703%
Expected average period until exercise	3 years
Expected dividend yield	--

The total compensation expense and contributed surplus included in these financial statements for director, officer and employee options which have vested is:

	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004
Share-based compensation	$ 28,750	$ 212,190
Contributed surplus	237,525	237,525

BLACKSTONE VENTURES INC.

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited - prepared by management)

4. SHARE CAPITAL (continued)

The company adopted the policy for share based compensation of employees and non-employees, as described in Note 2, during the current fiscal period. In accordance with the requirements of the CICA Handbook, the company will account for the change in policy on a prospective basis. The company will, accordingly, record compensation expense only for options vesting during the current fiscal period and subsequently will not record any compensation expense for options which vested in prior years. The proceeds of those options will be recorded in share capital when they are exercised. Had the company recorded the compensation expense for options which vested in prior years retroactively, the impact on the financial statements would have been:

	Nine Months Ended December 31, 2003	Year Ended March 31, 2003
Share-based compensation not included in expense	$ --	$ 38,000
Net loss, as reported	246,946	726,176
Net loss, pro forma	246,946	764,176
Deficit, pro forma	$ 4,752,369	$ 4,505,423
	$ 0.01	$ 0.06

5. INCOME TAXES

As at December 31, 2003, the company has available losses of approximately $1,800,000 for deduction against future years' taxable income. If unused, these losses will expire in annual amounts ranging from $120,000 to $466,000 over the next seven years.

The company also has other deductions as at December 31, 2003 available for Canadian income tax purposes, subject to certain restrictions, of approximately $1,860,000 which have no expiry date.

The future benefits, which may arise from these deductions, have not been recorded in these financial statements.

BLACKSTONE VENTURES INC.

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited - prepared by management)

6. **PAYABLE TO RELATED PARTY**

This amount is payable to McGillicutty Management Corp., a company owned by a director and officer of the company. During the current period management fees of $63,390 (2003, $46,746) were charged by McGillicutty Management Corp. for administrative services and reimbursements of expenditures made on behalf of the company.

7. **FINANCIAL INSTRUMENTS**

The carrying values of the company's financial statements, which are cash, short-term investment, accounts receivable and accounts payable, in these financial statements approximate their fair values.

8. **ENVIRONMENTAL**

The company's exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The company has mad, and expects to make, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site restoration costs to be incurred for existing mineral property interests in uncertain.

9. **USE OF ESTIMATES**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.